SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. ___)*

BOOMERANG SYSTEMS. INC.
(Name of Issuer)

Common shares, $.001 par value
(Title of Class of Securities)

09858M105
(CUSIP Number)

Mark R. Patterson c/o Boomerang Systems, Inc. 355 Madison Avenue Morristown, NJ 07960 (973) 538-1194
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

July 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 09858M105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark R. Patterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 19,800,000 (includes 14,000,000 shares issuable upon exercise of warrants)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 19,800,000 (includes 14,000,000 shares issuable upon exercise of warrants)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000 (includes 14,000,000 shares issuable upon exercise of warrants)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14.	TYPE OF REPORTING PERSON* IN

Page 2 of 5 Pages

Item 1.                      Security and Issuer.

This Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), issued by Boomerang Systems, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer is located at 355 Madison Avenue, Morristown, NJ 07960.

Item 2.                      Identity and Background.

This statement is filed by Mark R. Patterson (the "Reporting Person"). The business address of the Reporting Person is 355 Madison Avenue, Morristown, NJ 07960.  The Reporting Person is a United States citizen.  The Reporting Person is the Chief Executive Officer and a director of the Issuer.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all of the shares of Common Stock and warrants to purchase shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person with his own personal funds at a price of $0.25 per unit, with each unit consisting of one share of Common Stock and one five-year warrant to purchase one share of Common Stock at an Exercise Price of $0.25 per share, except for (i) 2,800,000 shares of Common Stock and warrants to purchase 5,600,000 shares of Common Stock which were issued to the Reporting Person by the Issuer upon his appointment as Executive Vice President of the Issuer and (ii) warrants to purchase 5,400,000 shares of Common Stock which were issued to the Reporting Person by the Issuer in connection with his appointment as Chief Executive Officer.

Item 4.                      Purpose of Transaction.

All of the securities of the Issuer acquired by the Reporting Person were acquired for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and not for the purpose of acquiring control of the Issuer.  As noted in Item 3 above, certain shares of Common Stock and Warrants to purchase Common Stock were acquired from the Issuer in connection with the Reporting Person’s employment by the Issuer.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  The Reporting Person currently intends to increase his investment in the Issuer through the purchase of Common Stock, units and/or warrants, either in the open market or in privately-negotiated transactions.  Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person will acquire additional securities of the Issuer.  The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Issuer, or to sell some or all of their Common Stock, units and/or warrants in the open market, in private transactions, or otherwise.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 3 of 5 Pages

Item 5.                      Interest in Securities of the Issuer.

(a)-(b) According to the Issuer’s Quarterly Report on form 10-Q for the quarter ended June 30, 2010, there were 140,897,616 shares of Common Stock outstanding on August 12, 2010.

The Reporting Person beneficially owns 19,800,000 shares of Common Stock of the Issuer which comprises 14.1% of the issued and outstanding Common Stock of the Company.  Such amount includes (i) 5,800,000 shares of Common Stock owned by the Reporting Person and (ii) warrants to purchase 14,000,000 shares of Common Stock which are immediately exercisable.  Such amount does not include Warrants to purchase 16,200,000 shares of Common Stock that have not yet vested and therefore are not exercisable within 60 days from the date hereof.

The Reporting Person has sole power to vote or direct the vote of all of the shares of Common Stock.

(c) During the past 60 days the Reporting Person has effected the following private transaction in securities of the Issuer, as more fully described below:

Transaction __Date____	No. of Units Purchased	Price Per Unit
09/07/2010	1,000,000 units, with each unit consisting of 1 share of Common Stock and 1 warrant to purchase 1 share of Common Stock	$0.25

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.                      Materials to be filed as Exhibits.

Not Applicable

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 1, 2010	By:	/s/ Mark R. Patterson
Mark R. Patterson

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